UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

DigitalGlobe, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25389M877
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25389M877

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

260,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

260,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

260,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.42%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	25389M877

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

260,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

260,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

260,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.42%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	25389M877

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock"), of DigitalGlobe, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1300 West 120th Avenue, Westminster, Colorado.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares reported represent 260,125 shares of Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $4,489,003.55.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons have expressed concern regarding the recently announced acquisition of the Issuer by Macdonald, Dettwiler and Associates Ltd. in a letter to the Issuer's President and CEO, which is attached as Exhibit C.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, composition of the Issuer's board of directors and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

Except as set forth herein or in Exhibit C, no Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D.  The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 260,125 shares of Common Stock, constituting 0.42% of the shares of Common Stock, based upon 61,752,832 shares of Common Stock outstanding as of February 21, 2017, based on the information set forth in the Annual Report on 10-K filed by the Issuer on February 27, 2017.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 260,125 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 260,125 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 260,125 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 260,125 shares of Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.
Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock Exhibit C: Letter to Issuer's President and CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2017
(Date)

Edenbrook Capital, LLC By: /s/ Jonathan Brolin Jonathan Brolin, Managing Member

Jonathan Brolin /s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 27, 2017, relating to the Common Stock, par value $0.001 of DigitalGlobe, Inc. shall be filed on behalf of the undersigned.

March 27, 2017
(Date)

Edenbrook Capital, LLC
By:  /s/ Jonathan Brolin
       Jonathan Brolin, Managing Member

Jonathan Brolin
     /s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
03/09/2017	Common	2,881		31.5
03/14/2017	Common	1,119		31.5

Exhibit C

March 27, 2017

Mr. Jeffrey R. Tarr
President and Chief Executive Officer
DigitalGlobe, Inc.
1300 W. 120th Ave
Westminster, CO 80234

Dear Jeff:

Edenbrook Capital, LLC currently owns 260,125 shares of DigitalGlobe, Inc. (the "Company" or "DGI"), representing approximately 0.4% of the outstanding common stock of the Company. While our ownership stake in DGI is not significant as a percentage of the total size of the Company, this position is a meaningful portion of our assets under management. As such, on behalf of our investors, we feel compelled to declare our belief that the recently announced acquisition of the Issuer by Macdonald, Dettwiler and Associates Ltd. ("MDA") significantly undervalues DGI's business, based on meaningfully higher trading and transaction multiples for comparable companies.
We have been shareholders in DGI for over five years. During that time, we have seen the Company go through a dramatic transformation, fueled by what we view as operational excellence. During this period the Company:

1)	Executed significant margin expansion, from 38% in 2012 to 52% in 2016
2)	Acquired and successfully integrated its largest competitor, GeoEye
3)	Substantially grew the portion of revenue that is recurring
4)	Transitioned from a cash user to a substantial cash generator, and lowered the capital intensity of the business to be able to sustain cash generation going forward
5)
Widened the Company's competitive moat meaningfully, by launching WorldView-3 and WorldView-4, the industry's leading high resolution earth imaging satellites, and by greatly expanding the Company's image library, a competitive advantage that grows daily

6)
Opportunistically repurchased approximately 20% of the Company, one of several shareholder friendly initiatives that also included multiple open-market purchases of stock by several members of the management team and the board of directors

Further, the Company achieved all of this during a period of declining defense budgets, the largest end market for the Company's geospatial imaging services. Now with defense budgets poised to expand for the first time in many years, we believe that the Company could achieve further financial improvement.

Despite all of these accomplishments and potential for future success, the Company has a current enterprise value that is below where it was before the GeoEye acquisition, before the launch of either WorldView-3 and WorldView-4 and before the Company initially launched its share repurchase program, which on your second quarter 2014 earnings call you said was being done to "maximize shareowner value." How does this valuation therefore fairly reflect all that the Company has accomplished?
We believe that DGI's assets, including its image library and competitive positioning, should give it meaningful scarcity value, and don't think that this valuation remotely reflects this franchise value. The multiple of enterprise value to EBITDA implied by the MDA acquisition is slightly over 8x. U.S. defense contractors are trading at 12.5x EBITDA. In other words these companies are trading at more than four turns above the multiple at which DGI is transacting, not only undervaluing the current business, in our opinion, but also not offering any control premium for a private market transaction. With each turn of EBITDA being worth approximately $6.50 per share of DGI, these four additional turns in a comparable company would be worth an additional $26 per share, more than 80% above the current DGI price. Information services companies, to which the Company has long compared itself, trade several turns above defense contractors, suggesting even more upside potential. Transaction multiples for information services business have been in the 16-20x EBITDA level in recent years, more than double the valuation  implied by the MDA offer.
Even MDA, which compared to DGI is a lower margin, lumpier, highly leveraged (and becoming more leveraged) company, trades at 10.5x EBITDA. How could DGI not be worth at least the valuation of its proposed acquiror, given the superior quality of DGI's business? Just those additional two turns of EBITDA would be worth another $13 per DGI share, more than 40% above the current DGI price.
What's more, per the terms of the deal, DGI shareholders are being asked to accept half of the consideration in cash and half in stock. After years of DGI management telling shareholders how valuable it was to be increasing recurring revenue, expanding margins and deleveraging, why would those same shareholders want to exchange their stock for that of the complete reverse, a lumpy, lower margin, re-leveraging company? Ordinarily, we would expect that in order to be asked to take a lower valuation, we would be getting our consideration entirely in cash. Or, if we were being asked to accept the stock of a lower quality business, that we would be doing so at a valuation much higher than that of competitors, let alone that of the acquiror itself. Instead, we are being offered a low valuation and stock in a lower quality business.
Further, because the acquiror is Canadian, we are being asked to accept additional risks associated with regulatory approval, foreign exchange and potential protectionist policies from the new administration. A full price could provide some compensation for these potential risks, but as stated above, we don't believe it is fair, and given the highly leveraged balance sheet of MDA, we don't think they can offer much more in cash.
Although DGI is trading at over 2.5x where it was 14 months ago, that doesn't mean that this transaction represents fair value. In our opinion, last year the stock simply traded down to a ridiculously low valuation and has rebounded to now just being cheap, as compared to values implied by its historical valuation levels, comparable companies and private market transactions (by a lot).
DGI management and the board have done many things historically that are shareholder friendly, and have long espoused the importance of maximizing shareholder value. After so much success in building this company, why would you fall short now, in your final opportunity to truly maximize value? We do not believe that this is the best deal that shareholders can receive and we urge you to find a deal that offers more value. Scour the earth if you have to...you certainly have the tools at your disposal to do so.
Sincerely,

/s/ Jonathan Brolin
Jonathan Brolin Managing Partner

SK 27438 0001 7447195 v2